

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 1, 2016

Yehiel Tal
Chief Executive Officer
CollPlant Holdings Ltd.
3 Sapir Street, Weizmann Science Park
Ness-Ziona 74140, Israel

**Re: CollPlant Holdings Ltd.**
**Registration Statement on Form F-1**
**Filed October 21, 2016**
**File No. 333-214188**

Dear Mr. Tal:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Market for Bone Repair Products, page 97

1. We note that you have included in this section disclosure regarding Bioventus' estimate of the market size for the bone repair products. Please tell us whether you commissioned this market data from Bioventus and provide us your analysis of whether Rule 436 requires that you file the consent of Bioventus with regard to this disclosure.

Corporate Governance Practices, page 119

2. Please tell us why you removed the disclosure that appeared in this section under the headings "Nomination of our directors," "Compensation of officers" and "Independent directors." in your amendment filed on July 27, 2016.

You may contact Kristin Lochhead at (202) 551- 3664 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters.  Please contact Tim Buchmiller at (202) 551-3635 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc:   Gary M. Emmanuel, Esq.
      McDermott Will & Emery LLP